UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                         GROUND ROUND RESTAURANTS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.1667 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399427-10-3
                  ---------------------------------------------
                                 (CUSIP Number)

                             Mr. Edward B. Grier III
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                               Lane Altman & Owens
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 18, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 399427-10-3                                    PAGE  2  OF   7   PAGES
          --------------                                      ---     ---

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person         Joel M. Greenblatt
- --------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       AF
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       488,508
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    488,508
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       488,508
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                         [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        4.37%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 399427-10-3                                    PAGE  3  OF   7   PAGES
          --------------                                      ---     ---

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Daniel L. Nir
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       AF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       488,508
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    488,508
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       488,508
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                         [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        4.37%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 399427-10-3                                    PAGE  3  OF   7   PAGES
          --------------                                      ---     ---

         THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS ON FEBRUARY 5, 1996. ITEMS 5 AND 7 OF SAID SCHEDULE 13D ARE HEREBY DELETED IN THEIR ENTIRETY AND REPLACED WITH THE TEXTS OF ITEMS 5 AND 7 SET FORTH HEREINBELOW. UNLESS OTHERWISE DEFINED HEREIN, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN SAID SCHEDULE 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial  ownership of each of Joel M.  Greenblatt and Daniel
L. Nir of Common Stock of the Issuer as of the date hereof is less than five percent (5%). Specifically, the beneficial ownership of each of said persons is follows:

       No. of Shares Deemed                 Nature of Ownership                 Percentage of Class
     to be Beneficially Owned:

              38,608                 The record ownership and economic                 0.35%
                                     interest in such shares is held
                                     by Alfred.  Messrs. Greenblatt
                                     and Nir are managing members of
                                     Alfred LLC (which is the General
                                     Partner of Alfred) and, therefore, may be
                                     deemed to have indirect beneficial
                                     ownership of, and shared voting  and
                                     dispositive power with respect to, such
                                     shares.

              137,500                The record ownership and economic                 1.23%
                                     interest in such shares is held
                                     by Alfred LLC.  Messrs.
                                     Greenblatt and Nir are managing
                                     members of Alfred LLC and,
                                     therefore, may be deemed to have
                                     indirect beneficial ownership of,
                                     and shared voting and dispositive
                                     power with respect to, such
                                     shares.

               7,200                 The record ownership and economic                 0.06%
                                     interest in such shares is held
                                     by MRM.  Messrs. Greenblatt and
                                     Nir are the controlling persons
                                     of MRM and, therefore, may be
                                     deemed to have indirect
                                     beneficial ownership of, and
                                     shared voting and dispositive
                                     power with respect to, such
                                     shares.

CUSIP NO. 399427-10-3                                    PAGE  4  OF   7   PAGES
          --------------                                      ---     ---

              238,500                The record ownership and economic                 2.13%
                                     interest in such shares is held
                                     by Gotham III.  Messrs.
                                     Greenblatt and Nir are general
                                     partners of Gotham III and,
                                     therefore, may be deemed to have
                                     indirect beneficial ownership of,
                                     and shared voting and dispositive
                                     power with respect to, such
                                     shares.

              66,700                 The record ownership and economic                 0.60%
                                     interest in such shares is held
                                     by Gotham IV.  Messrs. Greenblatt
                                     and Nir are managing members of
                                     GCP (which is the General Partner
                                     of Gotham IV) and, therefore, may
                                     be deemed to have indirect
                                     beneficial ownership of, and
                                     shared voting and dispositive
                                     power with respect to, such
                                     shares.

          ==============                                                          ===============
              488,508                                                                  4.37%


         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 488,508 shares (4.37%) of the Common Stock of the Issuer. Joel M. Greenblatt does not beneficially own any shares of Common Stock of the Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Daniel L. Nir may be deemed to be the beneficial owner of 488,508 shares (4.37%) of the Common Stock of the Issuer. Daniel L. Nir does not beneficially own any shares of the Common Stock of Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 11,173,421 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-Q filed on February 14, 1996.

         (b) Alfred LLC and MRM each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of MRM by any of its general partner. Each of Gotham III, Gotham IV and Alfred (collectively, the "Partnerships") has the sole power to vote or to

CUSIP NO. 399427-10-3                                    PAGE  6  OF   7   PAGES
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dispose of the Common Stock of the Issuer  beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Gotham III by its general partners. Voting and dispositive power may be exercised on behalf of Alfred by the Managing Members of Alfred LLC, its general partner. Voting and dispositive power may be exercised on behalf of Gotham IV by the Managing Members of GCP, its general partner. Both Joel M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of each of GCP and Alfred LLC. Therefore, Joel M. Greenblatt and Daniel L. Nir may be deemed to each have shared voting and dispositive power over the 488,508 shares (4.37%) of the Common Stock of the Issuer beneficially owned in the aggregate by the Partnerships, Alfred LLC and MRM.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions or sales, as indicated, sales are parenthetically shown):

           Date                   No. of Shares             Price per Share                 Total

         2/20/96                     10,000                     3.1875                   $ 31,785.00
         2/21/96                     25,400                     3.1562                   $ 80,167.48
         2/21/96                      5,000                     3.2500                   $ 16,250.00
         3/12/96                     40,000                     3.1250                   $125,000.00
         3/13/96                     20,000                     3.1875                   $ 63,750.00
         4/11/96                    (10,000)                    4.9375                   $ 49,375.00
         4/11/96                    (10,000)                    5.0000                   $ 50,000.00
         4/11/96                    (85,000)                    4.8000                   $408,000.00
         4/12/96                    (24,000)                    4.1250                   $ 99,000.00
         4/15/96                    (16,000)                    4.3750                   $ 70,000.00
         4/16/96                    (37,700)                    4.3955                   $165,710.35
         4/17/96                     (1,500)                    4.3750                   $ 6,5623.50
         4/18/96                    (31,500)                    4.2500                   $133,875.00
         4/19/96                    (16,800)                    4.2500                   $ 71,400.00

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing --  Incorporated  by reference to
                                                   Exhibit A attached to the
                                                   Schedule 13D filed with the
                                                   Securities  and  Exchange
                                                   Commission on February 5,
                                                   1996.

CUSIP NO. 399427-10-3                                    PAGE  7  OF   7   PAGES
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After  reasonable  inquiry and to the best of our knowledge and belief,  we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                           /s/ Joel M. Greenblatt
                                           ----------------------------
                                           Joel M. Greenblatt


                                           /s/ Daniel L. Nir
                                           ----------------------------
                                           Daniel L. Nir


Date:  April 22, 1996